April 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Post-effective Amendment No. 4 on Form N-4 (“Amendment”)
First Symetra Separate Account S (File No. 811-7949)
First Symetra True Variable Annuity (File No. 333-183087)

Commissioners:

On behalf of First Symetra National Life Insurance Company of New York (“First Symetra”) and First Symetra Separate Account S, we are electronically transmitting for filing, pursuant to Rule 485(b), Post-effective Amendment No. 4 with exhibits, to the Form N-4 Registration Statement for the above referenced Registrant under the Securities Act of 1933 and Amendment Number 19 under the Investment Company Act of 1940.

The changes generally update the disclosure of financial information and reflect other non-material changes as contemplated by Rule 485(b) under the 1933 Act.

Please call the undersigned at 425-256-5026 if you have any questions or comments.

Very truly yours,

/s/ Jacqueline M. Veneziani

Jacqueline M. Veneziani

Vice President and Associate General Counsel

First Symetra National Life Insurance Company of New York

Jacquie.veneziani@symetra.com

(425) 256-5026 Phone

(425) 256-6080 Fax